Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 8, 2013

VIA FEDERAL EXPRESS AND EDGAR

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2013
File No. 001-35436

Dear Ms. Long:

On behalf of Andina Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated October 25, 2013, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Captions and page references in our responses correspond to the present version of the preliminary proxy statement, a copy of which has been marked to note the changes from the prior filing made on September 30, 2013. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Erin Jaskot.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

November 8, 2013

General

1.	We note that Tecnoglass Holdings shareholders will receive 17,525,000 ordinary shares of Andina upon closing of the merger and an additional 3 million ordinary shares to be released after closing based on the achievement of specified targets. Please provide us with your analysis of why your issuance of ordinary shares does not require registration under the Securities Act of 1933.

The Company will be issuing its securities to the security holders of C.I. Energia Solar S.A. E.S. Windows (“ES”) and Tecnoglass S.A. (“Tecnoglass”) pursuant to Regulation D and Regulation S promulgated under the Securities Act of 1933, as amended (“Securities Act”). Prior to executing the merger agreement, the parties performed a preliminary analysis regarding the security holders of Tecnoglass and ES to determine whether the foregoing exemptions would be available for the transaction or whether registration under the Securities Act was required.

Based on this preliminary analysis, it was determined that the foregoing exemptions were available and that the Company would be issuing its securities to approximately 2 holders under Regulation D (all of which are accredited investors) and approximately 17 holders under Regulation S. Prior to closing, each holder will be required to provide the necessary written representations to the Company, including, among others, representations of such holder’s residency, income, net worth and sophistication, for the Company to definitively satisfy itself that the conditions to using Regulation D and Regulation S, as the case may be, are met. Accordingly, we respectfully believe the issuance of the Company’s securities pursuant to the contemplated transaction will not require registration under the Securities Act.

2.	Please disclose and discuss how you will account for the reorganization of Tecnoglass and ES into Tecnoglass Holdings. Please address whether there is a related party relationship and how that will impact the reorganization.

The parties will account for the reorganization transactions by which Tecnoglass and ES will become wholly owned subsidiaries of Tecnoglass Holdings as a transaction between entities with common ownership. The transaction has a high degree of common ownership and therefore was accounted for in a manner consistent with a common control transaction. Accordingly, after the reorganization, Tecnoglass Holdings will reflect the assets and liabilities of Tecnoglass and ES at their carryover basis.

3.	To the extent that this merger is approved and consummated, please confirm that you will file an Item 4.01 8-K to disclose a change in accountants as required by Item 304 of Regulation S-K.

The Company currently expects that Marcum LLP, its independent registered public auditors, will continue as its independent registered public accounting firm following the closing of the transaction. We have revised the disclosure on page 102 of the Proxy Statement to indicate the foregoing. As a result, no change in accountants would occur and no Item 4.01 8-K disclosure would be required. However, if this were not to occur and the Company engaged a different independent registered public accounting firm, the Company will file a Current Report on Form 8-K that includes Item 4.01 disclosing a change in accountants and providing the information required by Item 304 of Regulation S-K.

Securities and Exchange Commission

November 8, 2013

4.	Please disclose what your fiscal year end will be upon completion of the merger.

Upon consummation of the merger, the Company will change its fiscal year end to December 31 to correspond with the fiscal year end of Tecnoglass and ES. In accordance with this anticipated change, the Company has entered into Amendment No. 1 to the merger agreement (as defined in the Proxy Statement), which modifies all references regarding the Company’s fiscal year end from February 28 to December 31. The amendment has been filed on a Current Report on Form 8-K under Item 1.01. The Company has disclosed the anticipated change in fiscal year on page 57 of the Proxy Statement, and has modified, as applicable, references to a February 28 year end for future years throughout the Proxy Statement.

5.	We note your disclosure on page 100 that you have provided certain scaled disclosure available to emerging growth companies. Please advise us if you believe you qualify as an emerging growth company. To the extent you do, please include the following disclosure in the proxy statement:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State, both in your proxy statement and in your next periodic or other report that you file with the Commission, your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Securities and Exchange Commission

November 8, 2013

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

As explained in detail below, the Company believes it qualifies as an emerging growth company. We have revised the disclosure on pages 12, 13 and 118 of the Proxy Statement to include the above-referenced disclosure as requested.

An emerging growth company is defined under both the Securities Act and the Securities Exchange Act of 1934, as amended (“Exchange Act”), as an issuer who had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year. Pursuant to Section 101(c)(2) of the Jumpstart Our Business Startups Act, an issuer does not qualify as an emerging growth company “if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the [Securities Act] occurred on or before December 8, 2011.” An issuer who does qualify as an emerging growth company remains so qualified until the earliest of any of the following events:

•	the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 or more;

•	the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective Securities Act registration statement;

•	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; and

•	the date on which such issuer is deemed to be a “large accelerated filer”, as defined by Commission rules, or any successor thereto.

The Company’s first sale of equity securities pursuant to an effective Securities Act registration statement was consummated on March 22, 2012 and the Company has not generated any revenue to date. Furthermore, the Company has not issued more than $1,000,000 in non-convertible debt during the previous 3-year period and does not meet the definition of a “large accelerated filer.” Accordingly, the Company currently qualifies as an emerging growth company. Notwithstanding the foregoing, due to the lack of operations of the Company to date, it has not, in the past, relied on the scaled disclosure or other exemptions available to emerging growth companies. However, it has determined to do so going forward following consummation of the transaction with Tecnoglass and ES.

Securities and Exchange Commission

November 8, 2013

In response to the Staff’s comment regarding the availability of the above exemptions as a smaller reporting company, we note that scaled executive compensation disclosure as well as exemption from the attestation requirement of Section 404(b), would also be available to the Company as a smaller reporting company, even if it did not meet the definition of an emerging growth company.

6.	We note your use of various industry and scientific statistics throughout the proxy statement. For example, on page 116, you have disclosure that “ES has participated in 80% of the high rise building projects in South Florida...” Where such information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

We have revised the disclosure on pages 121 and 122 of the Proxy Statement to clarify that certain information is based on the belief of the management of ES, based on such management’s experience in the relevant market in which ES operates. The Company is also supplementally providing to the Staff certain sources for various industry and scientific statistics that are used throughout the Proxy Statement, which have been marked to highlight the portion or section that contains the information referenced in the Proxy Statement and which include a cross-reference to the appropriate location in the Proxy Statement.

Summary of the Material Terms of the Merger, page 1

7.	Please disclose that public shareholders may elect to convert their shares for cash, including the pro rata portion of the trust account that shareholders will receive for each share redeemed.

We have revised the disclosure on page 1 of the Proxy Statement as requested.

8.	We note that Tecnoglass Holding may terminate the agreement if Andina does not have cash on hand of at least $33.5 million after paying converting shareholders. Please also disclose that the merger may only be consummated if holders of no more than 3,674,999 of the public shares demand conversion. Please also disclose here and elsewhere as appropriate the maximum number of shares that can be converted so that Andina continues to have cash on hand of at least $33.5 million.

We have revised the disclosure on page 2 of the Proxy Statement and elsewhere as appropriate as requested.

Securities and Exchange Commission

November 8, 2013

9.	Please quantify here and elsewhere as appropriate the consideration that will be paid to the Tecnoglass Holding shareholders.

We have revised the disclosure on page 1 of the Proxy Statement and elsewhere as appropriate as requested.

Questions and Answers About the Proposals, page 3

10.	Under an appropriate heading or question, please disclose the vote required to approve of each of the proposals that will be considered at the extraordinary meeting.

We have revised the disclosure on page 5 of the Proxy Statement as requested.

Q: How will Andina’s initial stockholders vote in connection with the merger proposal?, page 5

11.	Please disclose the number of public shares that must vote in favor of the merger proposal for it to be approved.

We have revised the disclosure on page 6 of the Proxy Statement as requested.

Q: Do I have conversion rights?, page 5

12.	We note that Andina’s initial shareholders would not participate in the liquidation of the trust account, and that the public shareholders would be entitled to a full pro rata share. Please clarify whether, in determining the pro rata portion of the trust account for purposes of determining the amount payable to shareholders who seek conversion, the shares held by the initial shareholders will also be excluded.

We have revised the disclosure on page 6 of the Proxy Statement as requested.

Q: What happens if the merger is not consummated?, page 7

13.	We note your disclosure stating that in the event that you liquidate the trust account, holders that voted in favor or the merger will receive less than holders that voted against the merger. Please explain the basis for the discrepancy in the amount paid, whether this is pursuant to your articles of association or otherwise.

We have revised the disclosure on page 8 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

Summary of the Proxy Statement, page 10

14.	Please consider including a diagram of the ownership structure of the company following consummation of the merger. Please explain any assumptions made with respect to the number of shareholders who elect to convert their shares into cash.

We have revised the disclosure on pages 14 and 15 of the Proxy Statement as requested.

15.	Please disclose which proposals are conditioned on the approval of other proposals that will be considered at the extraordinary general meeting, here and elsewhere in the proxy statement as appropriate.

We respectfully direct the Staff to the third full paragraph under the heading “Summary of the Proxy Statement – Quorum and Vote of Andina Shareholders” contained on page 19 of the Proxy Statement which contains the requested information. We have separated such disclosure into its own section to highlight the foregoing information. We have included such disclosure on pages 69 and 70 of the Proxy Statement as well.

16.	Please explain why you are putting forth the fourth proposal being considered at the Extraordinary General Meeting, and disclose what matters other than the name change and removal of inapplicable provisions would be incorporated into the amendment and restatement of the seconded amended and restated charter. We note that your second proposal seeks to amend the memorandum and articles of association to change your name and the third proposal amends your memorandum and articles of association to delete provisions that are no longer applicable following the merger. It is unclear why an additional proposal (the fourth) is necessary to delete the amended articles of association in its entirety and replace it with a third amended and restated memorandum and articles of association.

The constitutional documents of a Cayman Islands company are its Memorandum and Articles of Association. As a matter of Cayman Islands law, it is possible to amend the name of a Cayman Islands company, and amend the constitutional documents of a Cayman Islands company, without needing to produce a single consolidated new set of Memorandum and Articles of Association. However, in such circumstances, copies of the resolutions changing the name and amending the constitutional documents must be attached to the front of every copy of the existing Memorandum and Articles. Accordingly, for administrative convenience and clarity, the Company prefers instead to move forward with one consolidated set of Amended and Restated Memorandum and Articles of Association. To do so requires that shareholders formally approve the full and complete Third Amended and Restated Memorandum and Articles of Association. As a result, the Company is proposing that shareholders approve the Articles Restatement Proposal.

Securities and Exchange Commission

November 8, 2013

Tecnoglass and ES, page 11

17.	Please revise your disclosure here and elsewhere as appropriate to explain the relationship of Tecnoglass and ES.

We have revised the disclosure on page 12 and 122 of the Proxy Statement to describe the relationship of Tecnoglass and ES. Specifically, Tecnoglass and ES are affiliated companies that were founded by Christian T. Daes and José M. Daes, two brothers who currently own and control these companies. Tecnoglass and ES share certain principal directors, officers and shareholders and share a manufacturing complex and offices located in Barranquilla, Colombia. Joaquín F. Fernández serves as Chief Financial Officer of both Tecnoglass and ES. Tecnoglass and ES have a number of shareholders in common and ES is the largest shareholder of Tecnoglass. Additionally, approximately 30% of Tecnoglass’ products are supplied to ES for installation in various window-related products that ES manufactures.

The Merger Proposal, page 12

18.	Please disclose that your board of directors determined the fair market value of Tecnoglass and ES without seeking a third-party valuation.

We have revised the disclosure on page 14 of the Proxy Statement as requested.

Note Convertibility Proposal, page 14

19.	We note your disclosure that officers, directors, initial shareholders and their affiliates may loan additional funds to Andina “in order to fund Andina’s pre-merger activities.” Please clarify whether this would include providing additional cash to Andina to ensure that the cash condition to the merger is met, particularly in the event that Andina must use cash to satisfy conversion elections by Andina public shareholders.

The Company will not borrow funds from its officers, directors, initial shareholders and their affiliates to be used to ensure that the cash condition to the merger is met or to satisfy its conversion obligations to the Company’s public shareholders. We have revised the disclosure on page 16 of the Proxy Statement to clarify the foregoing.

Securities and Exchange Commission

November 8, 2013

Conversion Rights, page 17

20.	In the fifth paragraph, please clarify, if true, that you are referring to the consideration payable under conversion rights for any holder of public shares. We note disclosure in the first paragraph that public shareholders may seek to convert their shares regardless of whether they vote for or against the merger. Similarly, in the seventh paragraph, you discuss the liquidation rights of holders of public shares who vote in favor of the merger. Please clarify whether public holders who vote against the merger may do so without also exercising conversion rights, and if so, whether they and other public shareholders who may have abstained from voting would also be entitled to a full pro rata share of the trust upon liquidation.

We have revised the disclosure on pages 19 and 20 of the Proxy Statement to clarify the disclosure in the fifth and seventh paragraphs, including the rights of public holders who vote against, or abstain from voting on, the merger proposal upon liquidation of the trust as requested.

Risk Factors, page 30

21.	Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings either merely state a fact about your business or describe an event that may occur in the future. For example, we note that your risk factor subheadings simply stating that “Tecnoglass Holding is subject to regional and national economic conditions” or “Tecnoglass Holding is subject to fluctuations in the prices of its raw materials.” Please review your risk factor section and revise all subheadings as necessary.

We have revised the subheadings of the risk factors to reflect the risks that are discussed in the text of the various risk factors as requested.

22.	Please revise your risk factors to explain how the material risks discussed are specific to your company. For example, your risk factors cite general risks such as fluctuations in raw materials, changes in the home building industry, equipment failures and fluctuation in the new construction industry but you do not explain how these risks have historically impacted or may impact your specific operations. Please revise your risk factors throughout this section accordingly.

We have revised the relevant risk factors to explain how the material risks discussed are specific to Tecnoglass and ES as requested.

Securities and Exchange Commission

November 8, 2013

Subject to the consummation of the merger, Tecnoglass Holding may be required . . . , page 35

23.	Please disclose whether there is any specific write-down, write-off, restructuring or impairment charge that you anticipate will occur prior to consummation of the merger and that may have a material effect on your financial condition or results of operations.

We have revised the disclosure on page 38 of the Proxy Statement as requested.

Nasdaq may delist Andina’s ordinary shares and warrants from quotation on its exchange, page 40

24.	We note that you requested a hearing to appeal Nasdaq’s determination that you are not in compliance with the Minimum Public Holders Rule. Please explain the potential risks to consummation of the merger if Nasdaq delists your securities.

As disclosed in the Company’s Current Report on Form 8-K filed on October 31, 2013, the Nasdaq Hearings Panel determined to continue the listing of Andina’s securities subject to the Company providing evidence to Nasdaq that it (i) has consummated the transaction with Tecnoglass and ES, (ii) has a minimum of 300 round lot shareholders and (iii) otherwise meets all the requirements for initial listing on NASDAQ. Accordingly, we have revised the risk factor on page 44 of the Proxy Statement to indicate the current status of the Company’s listed securities.

Background of the Merger, page 55

25.	On page 56 you disclose that during January 2013 Ms. Byorum reviewed certain summary information from Correval concerning Tecnoglass Holding. Please tell us whether the summary information was materially related to the transaction. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. See Item 14(b)(6) of Schedule 14A.

The summary information referred to on page 59 of the Proxy Statement was not materially related to the transaction but was instead simply initial background information on Tecnoglass and ES and its operations. It is not the type of information required to be disclosed by Item 1015(b) of Regulation M-A.

26.	Please explain the specific improvement in Tecnoglass Holding’s business prospects that resulted in Andina’s offering increased consideration on April 8, 2013, as disclosed on page 56.

We have revised the disclosure on page 59 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

27.	Please provide expanded disclosure regarding the negotiations of the material terms of the merger agreement. We note that your discussion states that throughout the negotiations the parties discussed “certain terms” and “various provisions” but you do not specifically describe the terms and the positions taken by the parties involved in the meetings or describe why the board ultimately agreed on the material terms of the agreement.

We have expanded the disclosure on page 60 of the Proxy Statement to indicate that between August 15, 2013 and August 17, 2013, the parties continued to revise the wording of provisions in the merger agreement and other transaction documents, as well as finalize the schedules to the merger agreement. Such changes were not related to the financial terms of the transaction which had been approved by the Company’s board on August 15, 2013.

28.	Please explain what was discussed at the August 15, 2013 meeting of Andina’s board of directors, including the discussion of the search for a merger candidate, the “dynamics” of the Tecnoglass transaction and the “considerable review and discussion” that led to the board’s recommendation of the merger agreement.

We have provided additional detail further explaining the discussions that took place at the August 15, 2013 meeting on page 60 of the Proxy Statement as requested.

Andina’s Board of Directors’ Reasons for Approval of the Merger, page 57

29.	Please expand your disclosure in this section to discuss the specifics of certain factors considered by the board such as the “significant investment” that would increase bonding capacity and the “strong backlog.” We note for example the discussion of the $100 million increase in post-transaction bonding capacity that is included in your exhibit filed with your Current Report on Form 8-K filed on September 25, 2013.

We have revised the disclosure on pages 61 and 62 of the Proxy Statement as requested.

30.	We note your disclosure on page 59 that Tecnoglass Holding would be the first “high-growth” Latin American-based entity to be listed on Nasdaq. Please explain the basis for this statement, including what is meant by the term “high-growth.”

We have revised the disclosure on page 62 of the Proxy Statement to indicate that it was management’s belief that Tecnoglass Holding would be among the fastest growing Latin American companies listed on NASDAQ based on both historical and projected revenue growth.

Securities and Exchange Commission

November 8, 2013

Projections Furnished by Tecnoglass Holding to Andina, page 60

31.	We note the statement on page 60 cautioning investors “not to rely” on the projections in making a decision regarding the transaction and the language that “reliance should not be placed on the projections.” While it may be acceptable to include qualifying language concerning the projections, you should not state that investors cannot rely on the disclosure. Please revise accordingly.

We have revised the disclosure on page 63 of the Proxy Statement as requested.

Comparable Company Analysis, page 62

32.	Please revise to disclose the methodology and criteria used in selecting the comparable companies. Please also disclose the underlying data for each of the comparable companies that was used to calculate the equity valuation range and explain how you determined to use a 10% discount in your calculation.

The Company reviewed comparable company valuations of the nine companies listed on pages 65 and 66 of the Proxy Statement. We have revised the disclosure to state that, like Tecnoglass Holding, each of nine comparable companies listed produces building products used in residential or commercial construction. We further revised the disclosure to clarify that only the multiples of the two closest competitors, who are primarily glass or window manufacturers, were used to calculate the equity valuation range and have included the underlying data used to calculate the equity valuation range. Because the closest comparable companies were significantly larger than Tecnoglass Holding and have established trading histories, management thought it was prudent to apply a 10% discount to the median comparable multiple, as it was their experience that smaller companies going public tend to trade at lower multiples than larger companies with an established trading history.

Satisfaction of 80% Test, page 62

33.	Please further revise your disclosure to explain how you valued Tecnoglass Holding at $243 million. For example, we note that the board used a multiple that was derived from share prices of other public companies. Please identify the other public companies used in your analysis, including the share prices used to calculate the multiples. Similarly, we note that the board also used quantitative factors in the valuation. Please describe the specific quantitative factors including how you evaluated the factors to reach the final valuation amount.

We have revised the disclosure on pages 66 and 67 of the Proxy Statement to reflect how the valuation of $243 million for Tecnoglass Holding was derived and to provide more detail on the quantitative factors considered by the board as requested.

Securities and Exchange Commission

November 8, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

34.	We note that Tecnoglass and ES will combine prior to consummating the merger with Andina. In order to accurately reflect this in your pro forma financial information, please revise your tabular disclosure to add a column which shows the merger of Tecnoglass and ES with appropriate pro forma adjustments prior to showing the merger with Andina.

We have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” as requested.

Executive Officer and Director Compensation, page 100

Executive Officer and Director Compensation of Tecnoglass and ES, page 100

35.	Please explain why you believe it is appropriate to provide combined disclosure pursuant to ES.

The Company respectfully believes that separate disclosure pursuant to Item 402 of Regulation S-K for Tecnoglass and ES would be repetitive and would not offer any additional benefit or insight into the business of either Tecnoglass or ES. The Company believes that the combined disclosure satisfies the requirement to provide the required information under Item 402 for each company, noting that each of Tecnoglass and ES currently qualifies as an “emerging growth company” under the JOBS Act. Additionally, the Chief Financial Officer of both of Tecnoglass and ES, Joaquín Fernández, is paid one salary for his work for both companies and the management of Tecnoglass and ES do not view his salary as distinguishable between Tecnoglass and ES.

The Note Convertibility Proposal, page 104

36.	It appears that a vote for this proposal would approve both the conversion of the promissory note issued to the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust as well as the conversion of any future notes issued to directors, executive officers or initial shareholders. Please advise whether you intend to obtain additional loans prior to the closing of the merger, and, if so with whom, for what purpose, and in what amount. Please also disclose the total number of warrants which could be issued pursuant to the Note Convertibility Proposal.

Securities and Exchange Commission

November 8, 2013

As disclosed on page 109 of the Proxy Statement, the Company intends to obtain additional loans only to the extent necessary to meet its working capital needs prior to the closing, and such loans may only be obtained from the Company’s directors, executive officers and initial shareholders or affiliates of such persons. Furthermore, the amount of additional funds that may be borrowed by the Company to cover such costs is limited to $225,000 pursuant to the merger agreement. In the event Tecnoglass and ES waive the borrowing limit provision, only $500,000 of working capital loans may be converted into warrants as originally disclosed in the Company’s initial public offering prospectus. We have revised the disclosure on pages 109 and 110 of the Proxy Statement to clarify the foregoing and the maximum number of warrants that could be issued if the Note Convertibility Proposal is approved as requested.

Business of Tecnoglass and ES, page 116

37.	Please revise this section to describe the relationship between Tecnoglass and ES, including, for example, overlaps in management, the percentage of materials that ES receives from Tecnoglass, whether the companies have an overlapping customer base, and any coordination the development and pricing of products. Please also explain why it is appropriate to present combined disclosure for these companies, such as the information given under the heading “Geographic Market” on page 117 or the disclosure under Strategy on page 119.

We have revised the disclosure on page 121 of the Proxy Statement to describe the relationship between Tecnoglass and ES, including overlaps in management, the percentage of materials that ES receives from Tecnoglass, and whether the companies have an overlapping customer base and whether there is any coordination in the development and pricing of products as requested.

The Company respectfully advises the Staff that it believes that it is appropriate to provide combined disclosure for Tecnoglass and ES because together they represent one vertically integrated business, combining the functions of purchasing raw materials, the manufacture of glass and aluminum products and the subsequent production of customized glass and windows for architectural and industrial settings. Both companies have operated in conjunction historically and will continue to do so in the future following the business combination.

Because of the overlap in ownership, directors and officers, shared offices and manufacturing facilities, the coordination in development and pricing of both companies’ products, and Tecnoglass’s role as the largest supplier to ES, among other things, the Company believes that it is more accurate and helpful to investors reading the Proxy Statement to present combined disclosure. Tecnoglass and ES’s business strategy and operations are developed together by an executive team lead by José Daes and Christian Daes together, and indeed, both companies share the same Chief Financial Officer, Joaquín Fernández.

Securities and Exchange Commission

November 8, 2013

Further, by owning interests in the Company after the business combination, investors will share the risks and rewards of both companies taken together as they will be the two operating subsidiaries of the Company.

Lastly, the Company believes that presenting the disclosure separately would be repetitive without offering any additional benefit or insight into the business of either Tecnoglass or ES.

38.	We note the discussion of various commercial and strategic allies on pages 116 — 117. Please explain the extent of such alliances, including, for example, whether ES has entered into exclusivity arrangements with such companies. Please also explain the business of the companies discussed in this section, whether they act as distributors for ES products, or otherwise.

In response to the Staff’s comment, we have removed the discussion of the various strategic commercial allies previously located on pages 121-122 of the Proxy Statement except to disclose that certain companies are customers of ES. We therefore respectfully believe this comment is no longer applicable.

39.	We note that you have listed a number of well-known projects completed by certain of the strategic allies. Please advise whether any ES products were used in the projects disclosed in this section. To the extent they were not, please make this clear in your disclosure.

As indicated in response to comment 38 above, we have removed the references to the projects completed by certain of the strategic allies. We therefore respectfully believe this comment is no longer applicable.

Legal Proceedings, page 124

40.	Please identify the name of the court in which the civil action against Tecnoglass is pending.

We have revised the disclosure on page 129 of the Proxy Statement to identify the name of the court in which the civil action against Tecnoglass is pending as requested.

Securities and Exchange Commission

November 8, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tecnoglass and ES, page 127

Results of Operations, pages 127 and 134

41.	Please revise your discussion in these sections to identify the business reasons for changes in your results of operations year-over-year, including but not limited to revenues and costs of where practicable. For example, we note your disclosure on page 128 that the increase in net sales, and quantify the incremental impact of each business reason on the overall change, operating revenues was due to new products and strategic alliances, but the specific actions or reasons, such as certain new contracts or the particular new products, and their proportionate impact on the increase in revenues, is not identified. Please revise your disclosure so that it not only identifies the factor(s) leading to the change in line items, but also analyzes the reasons underlying the changes when the reasons are material and determinable, and quantify the impact of these reasons where practicable. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We have revised the disclosure in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tecnoglass and ES” as requested.

Operating Activities, pages 130 and 135

42.	Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items.

We have revised the disclosure on pages 135 and 143 of the Proxy Statement as requested.

Critical Accounting Policies, pages 130 and 136

43.	Please revise your disclosures to supplement, not duplicate, the description of accounting policies that are disclosed in the notes to your financial statements. Your disclosure here should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For example, you should discuss events and circumstances which would trigger impairment testing, the judgment utilized in determining your allowance for doubtful accounts and the factors involved in recognizing revenues. Please note these are suggestions and this is not intended to be an exhaustive list. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72]

We have revised the disclosure on pages 136 through 138 and 144 through 145 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

Tecnoglass S.A.

General

44.	Please disclose the date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50.

We have revised the disclosure in the financial statements on pages FS-44 and FS-86 of the Proxy Statement as requested.

45.	We note the overview of your business beginning on page 116. Please revise your filing to provide product and geographical information as required by ASC Topic 280-10-50-40&41.

We have revised the disclosure in the financial statements on page FS-43 of the Proxy Statement as requested.

Balance Sheet, pages FS-4 and FS-21

46.	Please revise your balance sheets to comply with the requirement of Rule 5-02 of Regulation S-X. In this regard, we note that you have not separately stated receivables from customers or allowances for doubtful accounts and you have not separately disclosed receivables from and payables to related parties.

We have revised the disclosure in the financial statements on pages FS-4 and FS-46 of the Proxy Statement as requested.

Statements of income and comprehensive income, pages FS-5 and FS-22

47.	Please revise your statement to include items which make up comprehensive income.

We have revised the disclosure in the financial statements on pages FS-5 and FS-23 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

48.	Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08 of Regulation S-X.

We have revised the disclosure in the financial statements on pages FS-5 and FS-23 of the Proxy Statement as requested.

Statement of Cash Flow, pages FS-7 and FS-24

49.	Please tell us whether your presentation of changes in financial liabilities under cash flow from financing activities is shown as a net movement. If so, please demonstrate to us how you have determined that netting borrowings/payments under loans payable is appropriate under ASC Topic 230 or revise your filing if appropriate.

We have revised the disclosure in the financial statements on pages FS-7 and FS-25 of the Proxy Statement as requested.

Note 2 — Summary of Significant Accounting Policies, pages FS-9 and FS-28

Functional Currency and Translation of Financial Statements, pages FS-9 and FS-28

50.	Please explain how you have determined that the US Dollar is your functional currency. It appears that the Columbian peso is your functional currency while the US Dollar is the reporting currency. Please refer to ASC Topic 830-10-45 and revise your disclosures as appropriate.

We have revised the disclosure in the financial statements on pages FS-9 and FS-29 of the Proxy Statement to indicate that the Colombian peso is the functional currency of Tecnoglass and ES.

Capital Leases, pages FS-11 and FS-29

51.	Please tell us how you determined the depreciation rate for equipment at 10% and vehicles at 5% is appropriate. In your response, please also address what your typical lease terms are and how this impacts your depreciation rate.

We have revised the disclosure in the financial statements on pages FS-11 and FS-30 of the Proxy Statement as requested

Recognition of Revenues, Costs and Expenses, page FS-31

52.	Please revise your filing and demonstrate to us how your revenue recognition policy complies with the requirements of SAB Topic 13.

We have revised the disclosure in the financial statements on pages FS-12 and FS-32 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

Note 3 — Transactions executed in foreign currency, page FS-33

53.	Please enhance your disclosure to explain the relevance of the information provided in this tabular presentation.

The information previously contained in this section has been removed as Tecnoglass has determined that such information was not material to the financial statements or financial statement footnote when taken as a whole.

Note 8 — Financial Liabilities, page FS-16

Note 9 — Financial Liabilities, page FS-35

54.	Please revise your filing to indicate whether your financial obligations contain covenants and if so, define such covenants. If appropriate, also disclose whether you are in compliance with such covenants at the end of each reporting period.

We have revised the disclosure in the financial statements on page FS-39 of the Proxy Statement as requested.

Note 12 — Accrued liabilities and provisions — Income Taxes, page FS-17

55.	Please revise your filing to disclose your tax obligations as required by ASC Topic 740.

We have revised the disclosure in the financial statements on page FS-17 of the Proxy Statement as requested.

Note 22 — Contingencies, page FS-41

56.	We note your disclosure on page 124 which indicates that Tecnoglass and its US subsidiary are named in a civil action for wrongful death and negligence. Please tell us why you have not provided disclosures as required under ASC Topic 450 in the notes to your financial statements or if appropriate, please provide these disclosures in your revised filing.

We have revised the disclosure in the financial statements on pages FS-43 and FS-44 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

C.I. Energia Solar S.S. ES Windows

General

58.	We note the overview of your business beginning on page 116. Please revise your filing to provide product and geographical information as required by ASC Topic 280.

We have revised the disclosure in the financial statements on page FS-86 of the Proxy Statement as requested.

Balance Sheet, pages FS-43 and FS-60

59.	Please revise your balance sheets to comply with the requirement of Rule 5-02 of Regulation S-X. In this regard, we note that you have not separately stated receivables from customers or allowances for doubtful accounts and you have not separately disclosed receivables from and payables to related parties.

We have revised the disclosure in the financial statements on pages FS-46 and FS-65 of the Proxy Statement as requested.

Statements of income and comprehensive income, pages FS-44 and FS- 61

60.	Please revise your statement to include items which make up comprehensive income.

We have revised the disclosure in the financial statements on page FS-47 of the Proxy Statement as requested.

61.	Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08 of Regulation S-X.

The revenues of ES to related parties are not significant to the income statement of ES. Accordingly, ES’ auditors determined include the above-referenced information on the face of the income statement was not required.

Securities and Exchange Commission

November 8, 2013

Note 2 — Summary of Significant Accounting Policies, pages FS-49 and FS-67

Functional Currency and Translation of Financial Statements, pages FS-49 and FS-67

62.	Please explain how you have determined that the US Dollar is your functional currency. It appears that the Columbian pesos are your functional currency while the US Dollar is the reporting currency. Please refer to ASC Topic 830-10-45 and revise your disclosures as appropriate.

We have revised the disclosure in the financial statements on pages FS-52 and FS-72 of the Proxy Statement as requested.

Capital Leases, pages FS-50 and FS-68

63.	Please tell us how you determined the depreciation rate for equipment at 10% and vehicles at 5% is appropriate. In your response, please also address what your typical lease terms are and how this impacts your depreciation rate.

We have revised the disclosure in the financial statements on pages FS-53 and FS-72 of the Proxy Statement as requested.

Recognition of Revenues, Costs and Expenses, pages FS-51 and FS-70

64.	If appropriate, please revise your filing to discuss revenue recognition policies for arrangements where you earn revenue from transactions which are not accounted for under percentage of completion accounting. Please also revise your disclosure to address whether you have recorded any material provisions for losses on uncompleted contracts. In addition, please revise your balance sheet, as appropriate, to include line items for billed or unbilled amounts related to percentage of completion revenue recognition as required by Rule 5-02 of Regulation S-X.

We have revised the disclosure in the financial statements on pages FS-55 and FS-75 of the Proxy Statement as requested.

Note 6 — Investments, page FS-55

Note 7 — Investments, page FS-74

65.	Please revise your filing to disclose and discuss what “investment on shares” relates to and how it was accounted for.

We have revised the disclosure in the financial statements on pages FS-56 and FS-76 of the Proxy Statement as requested.

Securities and Exchange Commission

November 8, 2013

Note 8 — Financial Liabilities, page FS-56

Note 9 — Financial Liabilities, page FS-74

66.	Please revise your filing to indicate whether your financial obligations contain covenants and if so, define such covenants. If appropriate, also disclose whether you are in compliance with such covenants at the end of each reporting period.

We have revised the disclosure in the financial statements on page FS-81 of the Proxy Statement as requested.

Note 10 — Accounts Payable and Accrued Expenses, page FS-76

67.	Given the significance of other current payables, please revise your filing to disclose the significant items which make up ‘other.’

We have revised the disclosure in the financial statements on page FS-82 of the Proxy Statement as requested.

Note 11 — Taxes Payable, page FS-76

68.	Please revise your filing to disclose your tax obligations as required by ASC Topic 740.

We have revised the disclosure in the financial statements on page FS-82 of the Proxy Statement as requested.

Proxy Card

69.	Please mark the proxy card as “preliminary” until the time that you file a definitive proxy statement.

We have marked the proxy card as “Preliminary—Subject to Completion” pending filing of a definitive proxy statement as requested.

*   *   *   *   *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG/kab

Enclosures

cc:    Mr. B. Luke Weil